Exhibit 99.1

ESSA Pharma Announces New Listing on the TSX Venture Exchange Concurrent with Voluntary Delisting from the TSX

TSX VENTURE LISTING EXPECTED TO IMPROVE OPERATING EFFICIENCY, LOWER COSTS AND PROVIDE ENHANCED FINANCING FLEXIBILITY

COMPANY'S SHARES TO REMAIN LISTED ON NASDAQ CAPITAL MARKET

VANCOUVER and HOUSTON, Nov. 22, 2017 /CNW/ - ESSA Pharma Inc. (TSX: EPI; NASDAQ: EPIX) ("ESSA" or the "Company"), a pre-clinical-stage pharmaceutical company focused on the development of novel small molecule drugs for the treatment of prostate cancer, today announced that the Company is listing its common shares on the TSX Venture Exchange (TSXV). ESSA expects that its common shares will begin trading under symbol "EPI" on the TSXV on or about November 27, 2017. Concurrently, the Company has applied for the voluntary delisting of its common shares, currently listed under symbol "EPI",  from the Toronto Stock Exchange TSX, which is currently anticipated to occur on or about November 25, 2017. ESSA's common shares will continue to be listed on the NASDAQ Capital Market under symbol "EPIX".

"Following a thorough evaluation, ESSA's  board of directors determined that it was in the best interests of the Company and its shareholders to list the Company's common shares on the TSXV, while concurrently voluntarily delisting from the TSX," said Dr. David R. Parkinson, President and Chief Executive Officer of ESSA. "We believe that a listing on the TSXV will allow for improved operating efficiency, lower costs and enhanced financing flexibility for the Company, while providing shareholders continued liquidity on a recognized stock exchange.

ESSA is not required to seek shareholder approval for the delisting of its common shares from the TSX, as an acceptable alternative market will exist for the common shares on or about the anticipated delisting date.

About ESSA Pharma Inc.
ESSA is a preclinical-stage pharmaceutical company focused on developing novel and proprietary therapies for the treatment of CRPC in patients whose disease is progressing despite treatment with current therapies. ESSA believes that its proprietary compounds can significantly expand the interval of time in which patients suffering from CRPC can benefit from hormone-based therapies, by disrupting the AR signaling pathway that drives prostate cancer growth and by preventing AR transcriptional activity by binding selectively to the NTD of the AR.  A functional NTD is essential for transactivation of the AR. In preclinical studies, blocking the NTD has demonstrated the capability to overcome the known AR-dependent mechanisms of CRPC.  ESSA was founded in 2009.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the expected delisting of the Company's Common Shares from the TSX, concurrent listing on the TSXV and the continued listing of the Common Shares on the NASDAQ.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) the Phase 1 portion of the Phase 1/2 clinical trial proceeding as expected; (iii) obtaining positive results of clinical trials; (iv) obtaining necessary regulatory approvals; and (v) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 14, 2016 under the heading "Risk Factors", a copy of which is available on ESSA's profile at the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: David S. Wood, Chief Financial Officer, Tel: (778) 331-0962

CO: ESSA Pharma Inc

CNW 17:05e 22-NOV-17